September 17, 2004

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Mail Stop 3-6

450 Fifth Street, NW

Washington D.C. 20549-1004

Attn:	Peggy Fischer
Jay Mumford

Re:	FoxHollow Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-118191

Dear Ladies and Gentlemen:

On behalf of FoxHollow Technologies, Inc., we are responding to the Staff’s letter dated September 10, 2004, relating to FoxHollow’s Registration Statement on Form S-1. FoxHollow is filing pre-effective Amendment No. 1 to the Registration Statement with this response letter. All page numbers below refer to Amendment No. 1. Further, for the Staff’s convenience we have repeated the Staff’s comments below with bold face type before each of our responses.

General

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also note that we may have additional comments after you include this information.

FoxHollow will include price range and related information in its preliminary prospectus.

Graphics

2. Your legend in your graphics states “One company is dedicated to removing it…” Please revise since there are competitors also addressing this medical condition.

FoxHollow has revised the graphics to address the Staff’s concern and is replacing “One company” with “FoxHollow.” FoxHollow will promptly provide the revised graphics for the Staff to review.

United States Securities and

Exchange Commission

September 17, 2004

3. You state that the SilverHawk consists of two components. Consider including in your graphics the handheld control unit not shown in the graphics, or tell us why you do not do so. We also note that on your website you describe four components to your product. Please reconcile.

In response to the Staff’s comment, FoxHollow believes that it is unnecessary to include a picture of the handheld control unit for several reasons. First, a smaller scale diagram of both the handheld control unit and the catheter is depicted under the Business section on page 42. Second, FoxHollow does not believe that the inclusion of a picture of the handheld control unit will be particularly informative as the SilverHawk procedure – the excision and collection of plaque – occurs in the catheter system and not in the handheld control unit. Finally, it will be cumbersome and difficult to include a picture of both the handheld control unit and the catheter in the limited space on the back cover and still show the three steps of the SilverHawk procedure.

In response to the Staff’s comment, FoxHollow has revised its website to eliminate the inconsistency between the prospectus and the website.

Summary

4. Please distinguish PAD from coronary artery disease, and explain that the FDA has not approved your products to treat coronary artery disease. Please define “peripheral vasculature.”

In response to the Staff’s comment, FoxHollow has revised the prospectus summary to distinguish PAD from coronary artery disease and has disclosed that the FDA has not approved FoxHollow’s products for the treatment of coronary artery disease. FoxHollow has also defined “peripheral vasculature.”

5. Please balance your disclosure of your net revenue with your losses over the last three years.

In response to the Staff’s comment, FoxHollow has included disclosure regarding six-month losses corresponding to the disclosure regarding net revenue for the six months ended June 30, 2004. FoxHollow’s three year net losses are highlighted elsewhere in the prospectus, including in the Summary Financial Data appearing on page 6, the first risk factor on page 8, the Selected Financial Data appearing on page 25, in the MD&A and in the financial pages. As a result, FoxHollow does not believe additional revisions are necessary.

United States Securities and

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September 17, 2004

6. Please describe the components of your system, and clarify which ones are disposable and which ones are reusable.

In response to the Staff’s comment, FoxHollow has described the components of the SilverHawk in the summary section and has clarified that both components are disposable.

7. Define medical terms used in the summary, some of which include angioplasty, stenting, lesions, endarterectomy, and calcified or bifurcated lesions. Please limit the use of abbreviations and acronyms used throughout the filing so that readers do not have to search for the definitions.

In response to the Staff’s comment, FoxHollow has defined these terms in the summary and modified the prospectus to eliminate some of the abbreviations and acronyms to make the prospectus easier to read.

8. Balance the “benefits” disclosure in the summary with any potential disadvantages or limitations. Expand to discuss how the “safety” statistics compare with dissections and perforations that result from angioplasty.

In response to the Staff’s comment, FoxHollow has balanced the disclosure in the summary with potential disadvantages and limitations. With regard to the safety statistics, FoxHollow refers the Staff to its risk factor on page 9 of the prospectus noting that it is unable to provide such comparative claims without conducting head-to-head comparative studies. FoxHollow believes that without a head-to-head study such a comparison may be misleading.

9. Revise the “efficacy” disclosure to reflect the six-month follow-up data. We note the last paragraph on page 2. Disclose the number of patients involved in the two single-site studies. Discuss the limitations of six-month data and the fact that you do not have any current plans to conduct studies designed to measure restenosis rates after treatment with the SilverHawk.

In response to the Staff’s comment, FoxHollow has revised the efficacy disclosure to reflect the six-month follow-up data in its preliminary prospectus. FoxHollow has revised its disclosure to indicate the number of patients involved in both single-site studies. FoxHollow also has revised its disclosure in the summary section to present the limitations of the six-month data and indicate that there are no current plans to conduct studies designed to measure restenosis rates and patency rates following treatment with the SilverHawk.

10. Please provide additional disclosure about the TALON registry sites, including descriptions and the selection process for sites. Explain the limitations of results reported in these studies, as noted at the bottom of page 43 and the affiliations between your company and the physicians participating in the TALON registry, as noted on page

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44. Supplementally advise whether “TALON registry site” is a term with which medical professionals are familiar.

In response to the Staff’s comment, FoxHollow has revised its disclosure of the summary section to provide details regarding the TALON registry sites, including descriptions and the process for selecting the sites. FoxHollow has expanded its disclosure to include the limitations of the registry and to disclose the affiliations FoxHollow has with the physicians participating in the registry. FoxHollow supplementally advises the Staff that TALON registry site is not a term generally known throughout the medical community. The acronym TALON stands for Treating Peripherals with SilverHawk Outcomes Collection and we do not believe it will be useful disclosure to the investor to indicate how the acronym was derived. FoxHollow has clarified in the revised disclosure to the prospectus that TALON is a term FoxHollow developed.

Risk Factors – Page 9

Our ability to market the SilverHawk in the United States – Page 8

11. Please explain the “serious adverse events” that occurred in the clinical trial in coronary arteries. Explain why they occurred in the coronary artery clinical trial but not in the PAD trials. Disclose what steps you have taken to inform physicians about these events when you believe they may be using your product off-label in the United States and internationally for coronary arteries.

In response to the Staff’s comment, FoxHollow has revised the risk factor to disclose the serious adverse events in the coronary artery trial and the reason FoxHollow believes that these events occurred in the coronary artery trial but not in the PAD trials. With respect to the Staff’s comments regarding coronary off-label use, FoxHollow added disclosure to the risk factor on Page 12, “The use, misuse or off-label use of the SilverHawk,” where FoxHollow believes the disclosure is appropriate. FoxHollow supplementally advises the Staff that it does not promote the use of the SilverHawk in the coronary arteries, which is an off-label use, and it believes that its duty to physicians is satisfied by specifically informing physicians in the instructions for use that SilverHawk is not approved for use in the coronary or carotid arteries. FoxHollow supplementally advises the Staff that the use of the SilverHawk in Europe in the coronary arteries is not off-label use as FoxHollow has obtained a CE Mark for use of the SilverHawk in the coronary arteries.

The use, misuse or off-label use of the SilverHawk – Page 11

12. Expand the first paragraph to state why you do not train physicians in the use of your product.

In response to the Staff’s comment, FoxHollow has revised the risk factor to disclose why it does not train physicians in the use of its products.

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September 17, 2004

13. Clarify in the second paragraph whether the complications listed in the first sentence occurred in PAD treatments.

In response to the Staff’s comment, FoxHollow has revised the risk factor to disclose that the complications have occurred with treatments in the peripheral arteries and the coronary arteries.

14. Disclose what steps you take to make known the injuries that could result when using your product for coronary or carotid arteries to reduce your liability.

In response to the Staff’s comment, FoxHollow has revised the risk factor to disclose that our sales force is trained to only promote the product for approved indications and that the SilverHawk’s instructions for use expressly state that the device is not intended for use in the coronary or carotid arteries.

15. Please specify some of the improvements that are not included in the European version of your product.

In response to the Staff’s comment, FoxHollow has revised the prospectus to disclose the differences between the products sold in the United States and those sold in Europe.

16. Disclose whether the use of your product has resulted in complications as a result of excised arterial plaque entering the bloodstream and causing a stroke.

In response to the Staff’s comment, FoxHollow has revised the risk factor to disclose that there have been reports of stroke in our coronary trials, which may have resulted from excised arterial plaque entering the bloodstream.

We may in the future be a party to patent litigation – Page 12

17. The current caption describes the generic risks associated with patent litigation. Provide a separate risk factor that describes more specifically in the caption and the risk factor how the technology covered by Guidant patents relates to your product. Define “catheter deployment” and “atherectomy.” Disclose whether you are aware of any claims Guidant has made or intends to make regarding the SilverHawk. Disclose whether Guidant currently markets products that compete with yours in reliance on the patents. Provide enough information so investors can evaluate the likelihood of and potential effects of this risk.

In response to the Staff’s comment, FoxHollow has provided a separate risk factor to address the risk relating to the Guidant patents and has defined technical terms or reworded

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certain provisions to incorporate plain english terms. FoxHollow has revised the disclosure to indicate that it is not aware of any claims made by Guidant. Guidant’s device does not currently compete with the SilverHawk because Guidant’s device is marketed and sold for use in coronary arteries and not in the peripheral arteries. Although the two devices may compete in Europe, FoxHollow’s sales in Europe are minimal and the inability to sell the SilverHawk in Europe would not have a material adverse effect on FoxHollow’s operations.

The SilverHawk has been and may be in the future – Page 14

18. Please disclose whether you are aware of any adverse consequences that occurred prior to your voluntary recall. State whether you have identified where the improper sterilization occurred and if you continue your relationship with that facility.

In response to the Staff’s comment, FoxHollow has revised the risk factor to disclose that there were no reported adverse consequences, and that FoxHollow continues its relationship with the testing and sterilization facilities involved.

Compliance with environmental laws – Page 16

19. Please disclose more specifically the types of environmental discharge your business produces. Explain the type of environmental contamination at your Bay Road facility and whether the remediation has been completed. Explain why Rohm & Haas and Occidental Chemical Company were involved in the remediation.

In response to the Staff’s comment, FoxHollow has revised the disclosure in the prospectus to indicate the type of waste materials produced. FoxHollow supplementally advises the Staff that Rohm & Haas and Occidental Chemical Company, both specialty chemical companies, formerly occupied the Bay Road site and were the two responsible parties ordered by the California Regional Water Quality Control Board to clean up the past releases of hazardous substances. It is FoxHollow’s understanding that former activities resulted in the release of industrial chemicals to the Bay Road site, including tetrachloroethene, trichloroethene and 1,2-dichlorobenzene. Remedial activities at the facility included remediation of impacted soils, soil vapor extraction/air sparging remediation, and groundwater monitoring. The Regional Water Quality Control Board requires Rohm & Haas to continue to conduct groundwater monitoring. FoxHollow has modified its disclosure in response to the Staff’s comment but believes that additional detail is unnecessary.

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Dilution – Page 22

20. In the last full paragraph on page 22, also disclose how the percentages in the table would change assuming the exercise of all options and warrants.

In response to the Staff’s comment, FoxHollow has amended the paragraph to include the percentages of shares purchased and total consideration as if the options and warrants were exercised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview – Page 26

21. We reference the discussion on pages 9 and 48 of the voluntary recall due to the possibility or improper sterilization at one of two approved sterilization facilities. Provide more details of this recall and the impact that it had or the impact that it is expected to have on operations.

In response to the Staff’s comment, FoxHollow has incurred approximately $60,000 in warranty expense related to the voluntary recall the details of which appear on pages 49-50 of the prospectus. As of June 30, 2004, these warranty expenses had been fully recognized either directly through actual returns or as part of our warranty accrual. The recall has not and is not expected to have a significant impact on our operations and as a result FoxHollow believes that supplemental disclosure in the MD&A is not necessary and has not made any revisions to the prospectus.

22. In addition, disclose details of the “serious adverse events” experienced in connection with the trial discussed on page 43 and the impact that these could have on future operations. We also note the six reports on major complications (including one death) during SilverHawk procedures discussed on page 52. MD&A should provide more details of these complications and the expected impact on operations.

In response to the Staff’s comment with regard to the serious adverse events discussed on page 44, FoxHollow was not selling the SilverHawk in the United States at the time the adverse events occurred. The “serious adverse events” experienced in connection with the coronary trial have not and are not expected to have a significant impact on operations beyond what is described on page 44. With respect to the reports of major complications described on page 54, these reports are not unexpected, and we have made later improvements to our device in response when appropriate. These complications have not and are not expected to have a significant impact on our operations. FoxHollow does not expect significant material adverse events with the redesigned device and therefore does not expect the “serious adverse events” or complications to have a significant impact on FoxHollow’s financial results in the future. Accordingly, FoxHollow believes that supplemental disclosure in the MD&A is not necessary and has not made any revisions to the prospectus.

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September 17, 2004

Results of Operations

Six Months Ended June 30, 2003 and 2004

Net Revenue – Page 27

23. We note the significant increase in net revenue and cost of revenue during the six months ended June 30, 2004 compared to the prior period. Please revise to quantify each significant factor that contributed to the increase, including details of the number or devices sold during each of the periods.

In response to the Staff’s comment, FoxHollow has expanded its disclosure of the increase in revenue and related cost of sales by quantifying the approximate number of units sold for each comparative period. FoxHollow has also indicated an increase in average sales price per unit over the comparative periods as a factor contributing to our increase in revenue.

Liquidity and Capital Resources – Page 30

24. Please revise your summary table of contractual obligations to include the payments due by period columns as specified in Item 303(a)(5)(i) of Regulation S-K, if the results would be significantly different than those presented.

In response to the Staff’s comment, the summary table of contractual obligations was revised to match the format prescribed in Item 303(a)(5)(i) of Regulation S-K.

Critical Accounting Policies and Estimates

General

25. Provide more details on how the estimated costs of product warranties are determined, considering the Company’s limited operating history with these products.

In response to the Staff’s comment, FoxHollow respectfully advises the Staff that FoxHollow’s device is a single-use product that is generally used within the first two months following shipment to the customer. Since the customer generally uses the product within two months of receipt, FoxHollow has been able to observe failure rates over more than six customer inventory turnover cycles since receiving FDA clearance and only has warranty exposure to those products that have been sold to customers but have not yet been used, which is estimated to be less than two months of sales. FoxHollow’s device is also subject to rigorous quality and

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assurance testing to comply with FDA standards which reduces the risk of product failure. Due to the number of customer inventory turnover cycles observed, the limited and quantifiable number of units for which a warranty exposure exists, and rigorous quality and assurance testing, FoxHollow believes that it is able to reasonably estimate its warranty liability.

Business – Page 35

26. In the third paragraph on page 36, expand to disclose the percentage of those diagnosed with PAD who will eventually develop CLI. Also, the first paragraph on page 37 seems to conclude that patients with PAD will eventually develop CLI, but your supplemental information does not support that statement. Please revise or advise.

In response to the Staff’s comment, FoxHollow has revised the business subsection to disclose that up to 30% of those diagnosed with PAD have CLI, and, if left untreated, those with PAD may eventually develop CLI. FoxHollow is providing the Staff with supplemental information to support the statement made on pages 37-38.

27. On page 37 your disclosure states that 1.5 to 2 million people in the U.S. are affected, but your supplemental support provides those statistics for the U.S. and Europe. We note a similar inconsistency on page 39 regarding 150,000 amputations. Please revise.

In response to the Staff’s comment, FoxHollow has revised the disclosure on page 37 to provide the number of people in the United States that suffer from CLI. FoxHollow is providing the Staff with supplemental information in support of its disclosure regarding the number of amputations in the United States.

28. Expand the disclosure on page 43 to explain why you do not have any current plans to conduct studies designed to measure restenosis rates or patency rates after treatment with the SilverHawk. Explain how you expect physicians to switch to using this technique without evidence that these rates go down compared with results from alternative procedures.

In response to the Staff’s comment, FoxHollow has revised the disclosure in the prospectus to explain why it does not have any current plans to conduct studies designed to measure restenosis rates or patency rates following a SilverHawk procedure. FoxHollow has noted in the risk factors at the bottom of page 7 through the top of page 9 that its ability to market the SilverHawk and physician adoption may be affected by the absence of studies comparing the SilverHawk to alternative treatments. FoxHollow has, however, described two single-site studies, the results of which may help physicians decide to switch to using the SilverHawk.

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Talon Registry – Page 44

29. Please disclose what percentage of surgeries performed are included in the TALON Registry, and how those TALON sites are selected. Also disclose in more detail what it means when you describe TALON as a “prospective, noncontrolled, nonrandomized” registry.

In response to the Staff’s comment, FoxHollow supplementally advises the Staff that it does not track the number of procedures performed, it only tracks the number of SilverHawk products sold. In some procedures more than one SilverHawk is used and as a result there is not a one-to-one correlation between the number of SilverHawk products sold and the number of procedures performed. Nevertheless, FoxHollow estimates that approximately 5% of all SilverHawk procedures are performed at TALON sites and the prospectus has been revised accordingly. FoxHollow also has revised the prospectus to disclose what is meant by a prospective, noncontrolled, nonrandomized registry.

30. Please disclose how you can ensure the data collected by TALON presents a full picture of the average patient’s experience. Disclose what is included in an IRB approval of a TALON site.

In response to the Staff’s comment, FoxHollow has revised the prospectus to indicate that by requiring sites to enroll all patients and tracking them to acquire follow-up data, the TALON registry data attempts to capture the average patient’s experience. FoxHollow has noted, however, in its risk factor on page 8 that the TALON data may not be representative of other experiences that physicians and patients will have. Regarding IRB approval, FoxHollow has revised the prospectus to indicate that the IRB approval of the protocol includes adherence to the objectives of the study, inclusion of the patient population, the use of the SilverHawk in compliance with its intended use in the peripheral arteries, and collection of blood and tissue for analysis.

31. Expand to disclose the number of physicians who use your product and how many of those are affiliated through consulting agreements, equity ownership, or otherwise.

In response to the Staff’s comment, FoxHollow has revised its disclosure to indicate the number of physicians at the TALON sites using the SilverHawk, and FoxHollow has revised the disclosure in the prospectus to indicate the number of physicians affiliated through consulting agreements or equity ownership.

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Single-Center Clinical Experience – Page 44

32. Disclose how many patients were treated under the first abstract.

In response to the Staff’s comment, the authors of the abstract have confirmed supplementally that there were 133 patients treated under the first abstract, and FoxHollow has revised the disclosure in the prospectus accordingly.

33. Please disclose how much the physicians who conducted these abstracts were paid by you.

In response to the Staff’s comment, the physicians who conducted the studies were not paid by FoxHollow for the preparation of the abstracts or the underlying studies or procedures. FoxHollow has clarified the disclosure in the prospectus accordingly.

Board of Directors – Page 57

34. Disclose the material terms of your consulting agreement with Dr. Simpson and the services he provides.

In response to the Staff’s comment, FoxHollow has included a disclosure in this section describing the material terms of its consulting agreement with Dr. Simpson.

2004 Preferred Stock Plan – Page 61

35. State the number of persons who received awards under this plan. State the exercise prices for the stock purchase rights and stock options that were exercised and that are still outstanding under the plan. Disclose the conversion rate of the preferred stock into common stock.

In response to the Staff’s comment, FoxHollow has expanded the disclosure to include the number of persons who received awards under the 2004 Preferred Stock Plan, the exercise price for the stock purchase rights that were exercised and the conversion rate of the Series E convertible preferred stock into common stock. There are no outstanding stock purchase rights or stock options under the 2004 Preferred Stock Plan, and FoxHollow has revised its disclosure accordingly.

Related Party Transactions – Page 67

36. Please disclose in this section the material terms of your agreement with Mr. Simpson, including term, termination provisions and consulting services provided to you.

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In response to the Staff’s comment, FoxHollow has expanded its disclosure to describe the material terms of its consulting agreement with Dr. Simpson, including the term of the agreement, the termination provisions contained in the agreement and the consulting services that Dr. Simpson will perform for FoxHollow pursuant to the agreement.

Principal Stockholders – Page 68

37. For your five percent stockholder funds, expand to identify the individuals who have the right to vote and/or dispose of the shares.

In response to the Staff’s comment, for each of its five percent stockholder funds, FoxHollow has expanded its disclosure to identify the individuals who have the right to vote and/or dispose of FoxHollow shares.

Description of Capital Stock – Page 70

38. Discuss the existence of preferred stock and why it will no longer be outstanding after the offering.

In response to the Staff’s comment, FoxHollow has revised its disclosure to reflect that all shares of preferred stock outstanding prior to the offering will be converted into 62,239,829 shares of common stock immediately prior to the completion of the offering.

39. Please describe what happens to the warrants after the offering. We note you have not filed these warrants as exhibits.

In response to the Staff’s comment, FoxHollow has expanded its disclosure to reflect that the outstanding warrants to purchase 850,690 shares of FoxHollow’s Series D convertible preferred stock expire upon the completion of the initial public offering. As such, the Company does not believe that these warrants are required to be filed as exhibits to the registration statement under Item 601 of Regulation S-K.

Underwriting – Page 76

40. Please disclose the certain exceptions to the lockups you describe in the fourth paragraph on page 76. Please quantify “substantially all” of the holders subject to the lockup.

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In response to the Staff’s comment, FoxHollow has revised the disclosure in the Underwriting section of the prospectus accordingly.

41. We note your disclosure regarding a prospectus being available in electronic form in the second full paragraph on page 77. Identify any member of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members or the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.

Finally tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.

In response to the Staff’s comments, Piper Jaffray, as a managing underwriter, has arranged for certain potential investors to view a recording of the Company’s road show presentation through NetRoadshow. In its agreement with Piper Jaffray, Net Roadshow, Inc. agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. September 8, 1997 no-action letter, received from the Commission, and subsequent no-action letters from the Commission with respect to virtual roadshows. A copy of the agreement between Piper Jaffray and NetRoadshow will be provided to the Staff supplementally. As we understand is typical with NetRoadshow presentations, an investor who gains access to the FoxHollow’s presentation on NetRoadshow also can access a copy of FoxHollow’s preliminary prospectus electronically through a link provided on NetRoadshow. Access to the portion of the

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NetRoadshow website containing FoxHollow’s road show presentation and the link to the preliminary prospectus is protected by a password. Only Piper Jaffray and JPMorgan have the authority to provide passwords to potential investors, and Piper Jaffray and JPMorgan have confirmed to FoxHollow that they will only provide passwords to investors that would customarily be invited to attend a live road show presentation. As a result, a copy of the preliminary prospectus can be obtained through NetRoadshow only by an investor who customarily would be invited to a live road show presentation. We have revised the fourth full paragraph on page 78 of the prospectus to provide that such information is only available with a password. As a convenience, the Representatives may transmit an electronic version of the prospectus by email to clients. Please note, however, that the Representatives will not rely upon any such requested electronic deliveries to satisfy their prospectus delivery requirements. The Representatives have advised the Company that none of the agreements they have with other underwriters contractually limits the ability of those underwriters from placing a prospectus online. The Representatives have also advised the Company that they do not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The Representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective.

FoxHollow and the underwriters have confirmed that they do not have, and will not have, any arrangement to host or to provide access to the preliminary prospectus that is available to members of the general public. The underwriters have advised FoxHollow that, other than as described above, they have not, and will not, use any forms of prospectus other than printed prospectuses. FoxHollow will supplementally provide the Staff with copies of all information concerning FoxHollow that appears on the underwriters’ websites.

42. Please confirm that you do not currently have any banking arrangements with any of your underwriters or their affiliates.

In response to the Staff’s comment, FoxHollow hereby confirms that it does not currently have any banking arrangements with any of the underwriters or their affiliates.

Financial Statements

43. Consideration should be given to the updating requirements of Rule 3-12 of Regulation S-X.

FoxHollow has noted the Staff’s comment and in the event of a delay in effectiveness, FoxHollow will revise the filing to provide updated financial statements as required.

Statements of Cash Flows – Page F-6

44. Revise to reconcile stock-based compensation expense for the years ended December 31, 2001 and 2002, to the statements of operations and stockholders’ deficit.

In response to the Staff’s comment, the statements of cash flows have been revised to properly reflect the impact of stock-based compensation and it now reconciles without exception to the statements of operations and stockholders’ deficit.

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Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet – Page F-9

45. Provide details of the adjustments to the pro forma balance sheet for the accrued liabilities for the assumed conversion of preferred stock and the acceleration of the deferred compensation expense related to the assumed vesting of the restricted preferred stock. The pro forma adjustments should be separately discussed and quantified.

In response to the Staff’s comment, the footnote has been amended to include the amounts related to accrued liabilities and the acceleration of the deferred stock-based compensation.

The accrued liabilities line was approximately $1,223,000, which was calculated by multiplying the unvested portion of the restricted preferred stock of 815,000 shares (i.e. 891,000 total restricted shares issued – 76,000 vested shares) by the exercise price of $1.50 (815,000 shares x $1.50 = $1,223,000).

Deferred compensation related to the restricted preferred stock was approximately $766,000, which was calculated by multiplying the unvested portion of the restricted preferred stock of 815,000 shares (as mentioned above) by the deemed intrinsic value of $0.94 based on the difference between the exercise price of $1.50 and the deemed fair market value calculated in conjunction with the deferred stock-based compensation. In May 2004 (when the restricted preferred stock was issued), the deemed fair market value was $2.44 per share (815,000 shares x $0.94 = $766,000). FoxHollow directs the Staff to its responses to comment numbers 52 and 54 for details relating to the deemed fair market value used in the deferred stock-based compensation.

Revenue Recognition – Page F-9

46. The revenue recognition policy should address all significant products and services (e.g. hand held and disposable products) and indicate whether there are any multiple elements to the revenue arrangements. The Company’s return policies with customers should also be addressed. In addition, clarify whether the arrangements with distributors have price protection, discounts or other sales incentive and provide details of the accounting treatment.

FoxHollow has expanded its revenue recognition policy disclosure to clarify its treatment of product sales and to include the fact that there are no multiple elements to its revenue arrangements. FoxHollow also has further disclosed that it does not offer a right of return to its

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direct customers. In addition, with respect to our arrangements with distributors, our agreements require that FoxHollow provide them ninety-day notice in the event of any price increases, and FoxHollow’s agreements do not contain any price protection, discounts or other sales incentives.

47. We note your disclosure that warranty allowance is estimated based upon an analysis of historical repairs and replacements, known improvements in design and changes in reliability. We further note that you have a limited history of operations, limited experience manufacturing and, from your disclosures on pages 9, 14 and 48, that you initiated a voluntary recall of two lots of the SilverHawk. Supplementally tell us why you believe that you have sufficient historical experience to allow you the ability to reasonably estimate your warranty liability.

In response to the Staff’s request, please see FoxHollow’s response to comment number 25.

Note 5. Income Taxes – Page F-15

48. Provide more details of the expiration dates (or periods) of the operating loss and credit carryforwards rather than the date that they begin to expire. Refer to paragraph 48 of SFAS 109.

In response to the Staff’s comment, the footnote has been amended to include the expiration dates of the operating loss and credit carryforwards.

Note 7. Royalty Obligations – Page F-16

49. Please revise to quantify the royalties (i.e. percentage of sales) required under the master license agreement discussed on page 49. We note that the minimum royalties are currently disclosed.

In response to the Staff’s comment, FoxHollow has requested confidential treatment for this royalty information, and as a result no revisions to the prospectus have been made.

Note 8. Beneficial Conversion Feature – Page F-20

50. Please provide supplemental details of the calculation of the beneficial conversion feature and the deemed dividend amounts recorded during the six months ended June 30, 2004.

The beneficial conversion feature was calculated based on the same assumptions used in the deferred stock-based compensation model. FoxHollow directs the Staff to its responses to

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Exchange Commission

September 17, 2004

comments 52 and 54 for a detailed review of the deferred stock-based compensation calculation. The Series E convertible preferred stock financing closed over the course of the first quarter and second quarter of 2004 at a purchase price of $1.50. Based on the deemed fair market value calculated in conjunction and sold to investors with the deferred stock-based compensation calculation, it was determined that the Series E convertible preferred stock was issued at a price lower than the deemed fair market value and therefore subject to the beneficial conversion feature treatment. The beneficial conversion feature treatment was calculated as follows:

Issuance Month	Feb. ‘04	April ‘04	May ‘04	Total
Deemed FMV	$2.05	$2.31	$2.44
Series E Convertible Preferred Stock Share Price	$1.50	$1.50	$1.50

Deemed Intrinsic Value	$0.55	$0.81	$0.94
Series E Convertible Preferred Stock*	3,217,000	4,862,000	10,916,000	18,995,000

Beneficial Conversion Feature	$1,780,000	$3,942,000	$10,255,000	$15,977,000

*	Series E convertible preferred stock excludes 815,000 shares of restricted Series E convertible preferred stock issued to employees. Please see response to comment number 45 for details of the restricted Series E convertible preferred stock calculations.

Note 10. Stock Option Plans – Page F-20

51. We note the grant of an option to purchase 200,000 shares of common stock outside of the 1997 Stock Plan. Please expand your disclosure to include the nature of such option, to whom the option was granted and how the option was accounted for, including the assumptions used in determining fair value.

In response to the Staff’s comment, the disclosure has been expanded to cover the nature of the option, to whom the option was granted, and refers the investor to the assumptions used in calculating fair value as defined in Note 10.

Deferred Stock-Based Compensation – Page F-22

52. Provide a supplemental analysis of the deferred compensation recorded in 2003 and 2004 that agrees with the amounts in the table on page F-23.

In response to the Staff’s request, please see Attachment A hereto for a table that demonstrates how the assumptions used have been applied to the respective stock options that have been granted during 2003 and 2004 and Attachment B hereto for a reconciliation of options granted in the table on F-23 with the amounts on the table on F-21 for 2004 and 2003.

United States Securities and

Exchange Commission

September 17, 2004

53. We note your board’s approved resolution allowing for early exercise of all previous and future option grants under your 1997 Stock Plan. Please revise your summary table representing options outstanding and exercisable at June 30, 2004, to identify separately those options outstanding and exercisable from those that have vested and are no longer subject to repurchase. In addition, provide details or the accounting treatment for these options for which the terms were changed to allow for the early exercise.

In response to the Staff’s comment, FoxHollow has revised the summary table representing options outstanding and exercisable at June 30, 2004, to differentiate options that are outstanding and exercisable from those that are vested and would not be subject to repurchase if exercised. In addition, as of June 30, 2004, no options have been early exercised under the board’s approved resolution. The board’s approved resolution to allow for the early exercise of all previous and future grants under the 1997 Stock Plan did not qualify as a modification to the fixed stock options previously granted under the 1997 Stock Plan as the life of the stock options, exercise price of the stock options and number of shares to be issued were not changed, and therefore there is no accounting impact as of June 30, 2004 in accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25.”

54. Provide a supplemental reconciliation of the options granted in the table on page F-23 with the amounts in the table on page F-21 for 2004 and 2003. Provide more details of how the fair value of the stock options was determined and what consideration was given to the preferred stock issuances and preliminary pricing discussions held with underwriters during this period. We are deferring any final evaluation of your stock-based compensation recognized until the estimated offering price is specified, and we may have further comments in this regard when you file the amendment containing that information. With respect to any significant increases in the offering price range from that used to value your 2004 options, we would expect a detailed analysis explaining the underlying reasons for significant variations.

In response to the Staff’s comment, in determining the fair value of the Company on a retrospective basis, FoxHollow has determined that 90% of the mid-point of the offering price range is a reasonable valuation of its common stock fair value based on the initial filing of FoxHollow’s Form S-1 in August 2004. In performing the analysis, FoxHollow outlined the following various milestones which have been achieved during the period beginning January 2003 through August 2004:

•	In January 2003, closed the Series D convertible preferred stock financing at $0.76 per share;

•	In June 2003, receipt of FDA approval of the SilverHawk for the treatment of atherosclerosis in the peripheral vasculature;

•	In July 2003, built its U.S. direct sales organization and initiated sales of the SilverHawk to several medical centers in the United States; and

•	In January 2004, commenced full commercial introduction of the SilverHawk in the United States.

FoxHollow has reviewed the key transactions and events between each milestone date and has determined that the culmination of each of these milestones was due to the outlay of significant effort over extended periods of time. In retrospect, the milestone achievement in itself, was not considered a true measurement of the Company’s relative fair value. Rather, FoxHollow believes that the fair value of the common stock is more appropriately reflected using a linear progression. As a result, the increase in the fair value of the Company’s common stock has been straight-lined over the period from January 2003 through August 2004 using 50% of the latest series round of the Company’s preferred stock on January 2003 (Series D convertible preferred stock) as its starting point. The use of the 50% reduction from the Series D convertible preferred stock as the starting point for the fair value of the Company’s common stock is due to the fact that the holders of the Company’s convertible preferred stock are entitled to a number of rights, preferences and privileges superior to holders of common stock, which give additional value to the convertible preferred stock when compared to shares of common stock.

Please also see FoxHollow’s response to comment number 52 and Attachment A hereto for further responsive information.

Note 14. Subsequent Events

2004 Equity Incentive Plan – Page F-24

55. Revise disclosure to indicate the initial shares available for issuance. In addition, clarify whether there have been any issuances under these plans.

In response to the Staff’s comments, FoxHollow has revised its disclosure to state that no shares have been reserved nor issued under the plan. In addition, the Company added disclosures regarding how shares authorized for issuance under the 2004 Equity Incentive Plan will be increased.

United States Securities and

Exchange Commission

September 17, 2004

56. We reference the discussion of reverse stock split on page F-25. Revise the filing to indicate that all amounts have been retroactively restated to reflect the reverse stock split. Refer to SAB Topic 4.C.

In response to the Staff’s comment, FoxHollow has not yet implemented the reverse split and will include this information in its preliminary prospectus.

Exhibits

57. Please file all your exhibits so we can complete our review. We note you have not filed the warrants.

FoxHollow has filed a specimen common stock certificate as Exhibit No. 4.1 with Amendment No. 1. All other exhibits which have not yet been filed, except for Exhibit No. 1.1, contain information that will be affected by the reverse stock split which FoxHollow intends to implement prior to printing its preliminary prospectus. In addition, Exhibit No. 1.1 is not yet final but will be filed with the next amendment. All other exhibits will be filed as soon as possible following the reverse stock split or their completion. With respect to the filing of the warrants as exhibits to the registration statement, please see FoxHollow’s response to comment number 39.

58. Please include an updated and signed consent from your independent auditors with any amendment filed.

FoxHollow has included an updated and signed consent from its independent registered public accounting firm, PricewaterhouseCoopers LLP, and will continue to provide one in all future amendments.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

United States Securities and

Exchange Commission

September 17, 2004

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in tile filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In light of our schedule, we would very much appreciate the Staff’s prompt review of this amendment. Should you have any follow-up questions, please call me at (650) 565-3564.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/    PHILIP H. OETTINGER

Philip H. Oettinger

United States Securities and

Exchange Commission

September 17, 2004

ATTACHMENT A

SUPPLEMENTALLY PROVIDED

United States Securities and

Exchange Commission

September 17, 2004

ATTACHMENT B

SUPPLEMENTALLY PROVIDED